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                          October 26, 2020

       David Morris
       Chief Financial Officer
       RBB Bancorp
       1055 Wilshire Boulevard
       Suite 1200
       Los Angeles, California 90017

                                                        Re: RBB Bancorp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Response dated
August 26, 2020
                                                            File No. 001-38149

       Dear Mr. Morris:

               We have reviewed your August 26, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.



       Form 10-K for Fiscal Year Ended December 31, 2019

       Risks Related to an Investment in Our Common Stock, page 48

   1. We note your response to comment one in our letter dated August 12, 2020. In your response, you state
that the Company plans to adopt ASU 2016-13, Measurement of
                                                        Credit Losses on
Financial Instruments (Topic 326), commonly referred to as CECL, on
                                                        January 1, 2023. We
also note that you state you will cease being an emerging growth
                                                        company (   EGC   ) as
of the end of 2022 given your 2017 initial public offering of common stock. Given
that you will cease to be an EGC as of December 31, 2022, you are required to adopt Topic
326 in your December 31, 2022 Form 10-K, and not as of January
                                                        1, 2023. Please revise
your disclosures in future filings and plan accordingly.
 David Morris
RBB Bancorp
October 26, 2020
Page 2

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any other questions.



FirstName LastNameDavid Morris                           Sincerely,
Comapany NameRBB Bancorp
                                                         Division of
Corporation Finance
October 26, 2020 Page 2                                  Office of Finance
FirstName LastName